NO ACT

PE

1-21-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

11005936

March 14, 2011

James Earl Parsons
Coordinator
Corporate Securities & Finance
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-14-11

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2011

Dear Mr. Parsons:

This is in response to your letters dated January 21, 2011 and February 16, 2011 concerning the shareholder proposal submitted to ExxonMobil by the Park Foundation and the Unitarian Universalist Service Committee. We also have received a letter on the Park Foundation's behalf dated February 15, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

cc: Constance Kane
Vice President and Chief Operating Officer
Unitarian Universalist Service Committee
689 Massachusetts Avenue
Cambridge, MA 02139-3302

March 14, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2011

The proposal requests a report summarizing known and potential environmental impacts of ExxonMobil's fracturing operations and policy options for ExxonMobil to adopt, above and beyond regulatory requirements and the company's existing efforts, to reduce environmental hazards to air, water, and soil quality from fracturing operations.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that ExxonMobil's practices and policies do not compare favorably with the guidelines of the proposal and that ExxonMobil has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

February 16, 2011

VIA E-mail

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Natural Gas Report

Gentlemen and Ladies:

Reference is made to our prior letter dated January 21, 2011, regarding a shareholder proposal submitted for ExxonMobil's upcoming annual meeting by The Park Foundation, together with its representative and a co-filer. We hereby confirm that we are respectfully requesting the staff to confirm that it will take no-action if we omit the proposal from our proxy material for the reasons given in the prior letter.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and enclosures are being submitted to the staff by email. A copy of this letter and the enclosures is being sent to the proponent's representative and the co-filer by overnight delivery service.

Sincerely,

James Earl Parsons

JEP/jep
cc:

As You Sow, on behalf of The Park Foundation (proponent)
Unitarian Universalist Service Committee (co-filer)

SANFORD J. LEWIS, ATTORNEY

February 15, 2011

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Exxon Mobil regarding natural gas and hydraulic fracturing by Park Foundation

Ladies and Gentlemen:

The Park Foundation (the "Proponent") is the beneficial owner of common stock of Exxon Mobil (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the no action request letter dated January 21, 2011 sent to the Securities and Exchange Commission by the Company. The Company contends that the Proposal may be excluded from the Company's 2011 proxy statement by virtue of Rules 14a-8(i)(10) (substantially implemented).

We have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rule, it is our opinion that the Proposal is not excludable by virtue of the rule.

A copy of this letter is being emailed concurrently to James Parsons, Exxon Mobil.

ANALYSIS

The Company contends that its most recent Corporate Citizenship Report includes "a special report on hydraulic fracturing" and further contends that this information "constitutes a report that effectively meets the requirements of the proposal." The Company further expresses the belief that "the level of detail provided is appropriate, taking into account that hydraulic fracturing is but one of many operational practices within our global business for which potential risks must be carefully managed."

Proponents respectfully disagree that the company's summary disclosures—six paragraphs of general discussion plus a two paragraph case study of water recycling and reuse in the Piceance basin of Colorado— substantially implements the Proposal's request for detail on the company's policies and practices for reducing and eliminating the hazards associated with the life cycle of hydraulic fracturing operations. The disclosure is inadequate to enable

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

investors to determine if the company is taking the steps necessary to reduce the financial risks associated with hydraulic fracturing operations, including risks to its license to operate.

For ease of analysis, we provide below the six overview paragraphs:[1]

Hydraulic fracturing

Hydraulic fracturing is the use of water pressure to create small cracks or fissures in rocks deep underground so the oil or natural gas can flow to the well. The industry has over 60 years of experience with the technique; still, the use of hydraulic fracturing in the growing development of unconventional gas resources has prompted public interest.

Much of the oil and gas in the United States cannot be produced without hydraulic fracturing. The combination of hydraulic fracturing with horizontal drilling, Multi-Zone Stimulation, and other technologies has enabled the recovery of unconventional gas trapped in low permeability rock such as shale, tight sandstones, and coal beds. Together, these technologies have increased total natural gas resource estimates in the United States by 35 percent in the last two years. At current rates of use, estimated resources amount to about a century of domestic natural gas supply.

Groundwater protection. The oil and gas resources exist in reservoirs that are separated from groundwater by layers of impermeable rock. State, federal, and independent analyses have found that the hydraulic fracturing process poses no risk to groundwater supplies. Additionally, steel pipe, known as surface casing, is cemented into place for the explicit purpose of protecting groundwater.

Transparency. For projects using hydraulic fracturing, transparency around the composition of injected fluids is important to address local concerns. Hydraulic fracturing fluid is typically 98 to 99.5 percent water and sand, with the balance consisting of additional ingredients that make the process more effective by reducing friction and preventing pipe corrosion and bacteria growth. We support the disclosure of ingredients used, including disclosure on a site-specific basis, and we are working with industry associations on a comprehensive policy. Material Safety Data Sheets, which list the major components in the fluid, are already available on-site for government officials, employees, and emergency response workers.

Water use and disposal. Local geology, geography, hydrology, and other factors shape water requirements for hydraulic fracturing as well as the most effective method for wastewater treatment, reuse, or disposal. Hydraulic fracturing does

[1] http://www.exxonmobil.com/Corporate/energy_env_sustain.aspx

> require a significant amount of water, and a large proportion of the water used is returned to the surface and must be managed. We are committed to recycling water where possible. Hydraulic fracturing uses about one-tenth of the water used by coal per unit of energy produced. Some estimates state that ethanol production can use 1000 times more water than hydraulic fracturing per unit of energy produced. States regulate water use and disposal under the Clean Water Act, the Safe Drinking Water Act, and other statutes. There is nothing unique to the development of unconventional gas that creates different water management issues than the industry has already been working with states for years to address.
>
> ExxonMobil has a long history with hydraulic fracturing both domestically and globally, and our own experience demonstrates that these operations can be conducted safely. We are committed to working with communities and landowners to address environmental concerns while providing jobs and income associated with the safe and efficient production of cleaner-burning natural gas.

Context for Investor Concerns

According to an article in the Wall Street Journal on January 31, 2011,[2] examining the Company's *Outlook for Energy: A View to 2030*, Exxon Mobil foresees natural gas overtaking coal consumption by 2020. This growth in gas consumption, which comes at a time when the company is investing heavily in gas through its $41 billion purchase of XTO Energy, is anticipated to stem from increased use in power generation facilities. Thus, although gas generation may be a small portion of the company's energy business, it represents a major commitment for the future and thus a major element of risk should environmental factors prove limiting in the Company's growth in the sector.

The technology of hydraulic fracturing—the insertion under high pressure of fluids and sand into tight geological formations to release embedded natural gas--was invented approximately 60 years ago, as noted in the excerpt above from Exxon's corporate citizenship report. But current, highly controversial hydraulic fracturing operations are massively different in character and scale from the earliest applications of the technology. There is an enormous difference in the amount of hydraulic fracturing occurring, and in the circumstances within which it can occur, resulting in an enormous current "boom" in the use of the technology.

Accordingly, the Company's assertions in its "report" that the Company has long experience with hydraulic fracturing is at variance with the fact that fracturing on this scale, made possible by improvements in drilling and fracturing technology, is a dramatic departure from the status quo, so dramatic that it totally reversed the anticipated role of natural gas in the energy future of this country. Hydraulic fracturing operations have

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[2] http://online.wsj.com/article/SB10001424052748704680604576110383005911742.html

grown exponentially in scale in the first decade of the 21st century, especially in the United States. For example, "The Barnett Shale Boom: Igniting A Hunt for Unconventional Natural Gas Resources" describes the growth in production in the Barnett Shale in Texas, the first of the major new generation of deep shale "plays" to come on-line. The data show negligible annual natural gas production from the Barnett Shale from 1983 through 2000, and then exponential growth to more than 100 billion cubic feet of gas in 2002, 200 billion in 2003 and more than 300 billion in 2005.[3] The Barnett's Shale has thus far produced 7 trillion cubic feet of gas from nearly 14,000 wells, with daily production of over 5 billion cubic feet per day, and was reported in April 2010 to be the largest natural gas field in the United States.[4]

Similarly rapid growth occurred in the Fayetteville Shale in Arkansas a few years later. Exploitation of the Fayetteville Shale was pioneered by Southwestern Energy, which made its initial investments there in 2003. By 2006, the company's production had reached 100 million cubic feet of gas *per day*, had tripled to 300 million daily by 2007, and exceeded one billion daily by 2009.[5]

Exploitation of the Marcellus Shale above Pennsylvania, New York, and West Virginia, particularly in Pennsylvania, also increased exponentially during the first decade of the 21st century. Range Resources-Appalachia, borrowing fracturing techniques from the Barnett Shale, began producing Marcellus gas in 2005.[6] By the end of 2007, it was estimated that more than 275 Marcellus wells had been permitted in Pennsylvania. By June, 2010, the Pennsylvania Department of Environmental Protection's database for Marcellus Shale production contained entries for more than 7,000 wells.[7]

Public awareness of hydraulic fracturing environmental concerns has exploded, with nearly half of Americans (45 percent) very or somewhat aware of the controversy about hydraulic fracturing, according to a November 2010 survey of 1012 Americans conducted by Infogroup/Opinion Research Corporation for the nonprofit Civil Society Institute.[8] Among those aware of the issue, 2 out of 3 are concerned about fracturing's possible threat to clean drinking water.

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[3] http://geology.com/research/barnett-shale-gas.shtml
[4] http://www.adv-res.com/pdf/Kuuskraa_Case_Study_1_Barnett_Shale_China_Workshop_APR_2010.pdf
[5] http://www.swn.com/aboutswn/Pages/ourhistory.aspx
[6] http://www.dcnr.state.pa.us/topogeo/pub/pageolmag/pdfs/v38n1.pdf
[7] http://www.dep.state.pa.us/dep/deputate/minres/oilgas/OGRE_Production/ogreproduction.htm
[8] **http://www.civilsocietyinstitute.org/media/a122110release.cfm**

One popular culture indicator of national concern over hydraulic fracturing was the CBS television network's airing in late 2010 an episode titled "Fraccing" in its popular crime series program "CSI": "The CSI team investigates the murder of two men who were about to expose a natural gas conglomerate of poisoning residents in a farming town."[9]
Public concern has also been stimulated by a documentary film, "Gasland," deeply critical of hydraulic fracturing.[10] Gasland was broadcast nationally by HBO during the summer of 2010 and has been screened widely at community meetings across the United States. The film has been nominated for a 2011 Academy Award in the "Documentary Feature" category.[11]

The exponential growth in hydraulic fracturing operations, combined with growing environmental and public concern, has been noticed by public officials and has led to a trend of tightening permitting requirements. As noted in Proponent's 2011 resolution, "Pittsburgh banned natural gas drilling and public officials in Philadelphia and New York City have called for delays or bans on fracturing. The New York State Assembly approved a temporary moratorium on natural gas drilling and Pennsylvania, West Virginia, Colorado and Wyoming all tightened or are considering tightening regulations and permitting requirements, though state regulations remain uneven."

Comparison with Chesapeake Company Exclusion, 2010

As a point of reference, consider last year's Staff decision in *Chesapeake Company* (April 13, 2010). In that case, a similar proposal on natural gas extraction and hydraulic fracturing was at issue. As in the present matter, the Company asserted that their web publications constituted "substantial implementation" of the proposal. In that instance, the company's web publications were far more extensive than the few paragraphs published in this instance by Exxon Mobil. The proponents argued that the Proposal could not be substantially implemented if the company both failed to address most of the core issues raised by the proposal, and also asserted that the company had published misleading information, further undermining the notion of substantial implementation. The staff concluded that despite a much larger volume of writing by the company on hydraulic fracturing, the matter was not substantially implemented and the proposal could not be excluded.

The Company's own merger agreement highlighted environmental regulatory concerns

A striking indication that environmental concerns regarding this issue could lead to restrictive future regulations with the potential to dramatically influence natural gas development using hydraulic fracturing was contained in the merger agreement between the Company and shale gas heavyweight XTO Energy. XTO Energy has a sizeable presence in multiple shale plays in the United States for which hydraulic fracturing is the critically essential tool for recovering reserves of natural gas. For example, prior to the acquisition, XTO Energy is reported to have had 280,000 net acres under lease in the Marcellus Shale,

[9] http://www.cbs.com/primetime/csi/photos/
[10] http://www.hbo.com/documentaries/gasland/index.html
[11] http://oscar.go.com/nominations#category_documentary-feature

with an inventory of 200-220 drilling locations.[12] In Texas's Barnett shale, XTO had 277,000 net acres under lease and was reported by the Texas Railroad Commission to be the second largest producer of natural gas from the shale in 2008.[13] In the Haynesville Shale of Northwest Louisiana and East Texas, XTO had 100,000 acres under lease.[14]

In December 2009, ExxonMobil announced an agreement to acquire XTO Energy Inc. in a transaction valued at $41 billion.[15] ExxonMobil protected its right to back out of the deal if state or federal regulations significantly restrict hydraulic fracturing, rendering it illegal or "commercially impracticable".[16] The Company seemed to recognize substantial risk associated with potentially increased regulation associated with environmental concerns regarding this technology.

The Company sought to downplay the significance of this provision, asserting in media reports that this was just a routine disclaimer. But other experts have said that this language appears unique. For example, according to the Wall Street Journal:[17]

> William F. Hederman, senior vice president of energy policy for Concept Capital, a Washington research group that advises institutional investors, said until the Exxon-XTO disclosures, he had never seen warnings about the political risks involving fracking.

The *M&A Law Prof* blog similarly notes the unusual character of this provision:

> Fracking appears not once but twice in the carve-outs to the carve-outs of the MAE [Merger & Acquisitions Exemption] - so important is it to the deal. What the parties have done here is that they have taken the MAE definition, which is typically written to leave foreseeable risks with the buyer and unforeseeable risks with the seller and left a foreseeable and entirely likely risk with the seller. So, in the event something freaky happens that no one could have foreseen, the buyer is able to walk away. On the other hand, if there is a foreseeable event, one that presumably the buyer could price into the transaction, then the buyer remains in the hook for close [sic] the transaction. Now, a spokesman for Exxon says that the

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12 http://shale.typepad.com/marcellusshale/xto-energy/
13 http://shale.typepad.com/barnettshale/xto-energy/
14 http://shale.typepad.com/haynesvilleshale/xto-energy/
15 http://www.businessinsider.com/mega-merger-exxon-makes-huge-natural-gas-bet-with-acquisition-xto-energy-for-41-billion-2009-12
16 Russell Gold, "Exxon Can Cancel Deal If Drilling Method is Restricted," *The Wall Street Journal*, December 16, 2009, available at: http://online.wsj.com/article/SB10001424052748703581204574600111296148326.html?KEYWORDS=hydraulic+fracturing
17 http://www.rigzone.com/news/article.asp?a_id=84275

> deal is subject to "a number of customary provisions for a transaction of this nature."
>
> True enough, but I dare say the fact that the parties foresee the risk of legislative changes specific to the business and have written them into the MAE is not quite customary. [18]

The unique character of the ExxonMobil-XTO merger agreement clause lends weight to Proponent's contention that the Company should provide a more detailed discussion of risks and preventive measures to help ensure shareholders that it is sufficiently prepared to respond to both the prospect and reality of regulatory changes. Shareholders could even be left wondering, with the scant level of current reporting, whether the Company intends to further advance its environmental control strategies, or remain largely passive despite the risk highlighted by the exemption clause.

Since the filing of Proponent's 2011 resolution, the State of Arkansas has become the latest state to publish tightened regulations in response to the shale boom of the last decade.[19] In addition, the Delaware River Basin Commission published draft regulations in December 2010 which are more stringent than Pennsylvania's rules, requiring pre-and post- drilling testing of ground and surface waters, $125,000 bond per gas well, and disclosure of chemical additives, including the volume used.[20]

<u>Comparing ExxonMobil's Six Paragraph Disclosure
To the Proponents' Reporting Request</u>

1. <u>Resolved clause (I):</u>

    - "[summarize] known and potential environmental impacts of ExxonMobil fracturing operations"

The Company follows an industry line of denying most of the potential environmental impacts of fracturing operations. For the most part it does not discuss known or potential environmental impacts of specific operations and regions. It makes blanket statements that regulators and independent experts have concluded there is "no risk" to groundwater from hydraulic fracturing.

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[18] http://lawprofessors.typepad.com/mergers/2009/12/exxonxtos-fracking-mae.html
[19] http://www.aogc.state.ar.us/Fracture_Stimulation_Forms.htm
[20] http://thetimes-tribune.com/news/gas-drilling/basin-commission-releases-draft-gas-well-rules-1.1075005#axzz1Cvst6NNk

The Company's summary contention of "no risk" to groundwater is controversial in the regulatory community and fails to reflect the launch of a new U.S. Environmental Protection Agency study whose goal is in fact to determine the risk of fracturing operations to drinking water. For example, a report prepared by consultancy Hazen and Sawyer for the New York City Department of Environmental Protection (NYC DEP) to inform NYC DEP's position regarding New York State's draft environmental impact statement on hydraulic fracturing, discusses both proven and alleged contamination incidents associated with combined drilling and hydraulic fracturing operations that could pose financial risks to the companies involved. According to the report:

- "**The migration of fracking chemicals and/or poor quality formation water into overlying groundwater, watershed streams, reservoirs and directly into tunnels is a reasonably foreseeable risk. The failures postulated above are not theoretical: they have occurred**, at least with respect to impacts on streams and groundwater. A well-documented case occurred in Garfield County, Colorado in 2004 where natural gas was observed bubbling into the stream bed of West Divide Creek. In addition to natural gas, water sample analyses indicated ground water concentrations of benzene exceeded 200 micrograms per liter and surface water concentrations of benzene exceeded 90 micrograms per liter —90 times the NYSDEC Part 703 water quality limit for discharge of benzene to surface waters. Operator errors, in conjunction with the existence of a network of faults and fractures, led to significant quantities of formation fluids migrating vertically nearly 4,000 feet and horizontally over 2,000 feet, surfacing as a seep in West Divide Creek."
- "Groundwater contamination from drilling in the Marcellus shale formation was reported in early 2009 in Dimock, PA, where **methane migrated thousands of feet from the production formation, contaminating the fresh-water aquifer and resulting in at least one explosion** at the surface. Migrating methane gas has reportedly affected over a dozen water supply wells within a nine square mile area."
- "In addition to these cases, there have been numerous reports of smaller, localized contamination incidents that have resulted in **well water being contaminated with brine, unidentified chemicals, toluene, sulfates and hydrocarbons**. In most cases the exact cause or pathway of the contamination has not been pinpointed due to the difficulty in mapping complex subsurface features. **The accumulating record of contamination events that are reportedly associated with, or in close proximity to hydrofracturing and natural gas well operations, suggest water quality impairments and impacts can be reasonably anticipated.**"[21]
- In light of these findings the NYC DEP concluded, "Based on the latest science and available technology, as well as the data and limited analysis presented by the New York

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[21] Hazen and Sawyer, Final Impact Assessment Report: Impact Assessment of Natural Gas Production in the NYC Water Supply Watershed, December 22, 2009, page 45-46, available at: http://www.nyc.gov/html/dep/pdf/natural_gas_drilling/12_23_2009_final_assessment_report.pdf (emphasis added, internal citations removed.)

> State Department of Environmental Conservation (DEC), high-volume *hydrofracking and horizontal drilling pose unacceptable threats to the unfiltered fresh water supply of nine million New Yorkers*."[22]

EPA, in response to congressional concerns triggered by the many alleged contamination incidents that have been reported, has undertaken a new report that will examine more broadly the question of whether fracturing examinations contribute to contamination of drinking water. In October 2009, a congressional committee report on the FY2009-2010 Interior-Environment Appropriations bill asked EPA to study the impacts of hydraulic fracturing. In March 2010, the EPA announced it will embark on a $1.9 million study to examine how hydraulic fracturing could impact drinking water.[23] EPA's Environmental Engineering Committee of its Science Advisory Board held an open meeting in April 2010 to discuss and solicit public comment on the proposed study of hydraulic fracturing and its potential impacts on public health and the environment.[24] EPA will be releasing the work plan for the study in early 2011 and results are not anticipated until late 2012 at the earliest. The EPA will be releasing new findings related to fracturing in the relatively near future which could have business implications for ExxonMobil.

In the context of the Proposal and the broader public discussion the Company's statement that "State, federal, and independent analyses have found that the hydraulic fracturing process poses no risk to groundwater supplies," appears premature and potentially misleading when contrasted with the concerns expressed by governments, including many efforts to tighten regulations, and the ongoing process of review of many incidents and concerns, associated with the lifecycle of operations and activities associated with hydraulic fracturing. **Therefore, this reporting should not be considered to "substantially implement" the requests of the shareholders.**[25]

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[22] "Department of Environmental Protection Calls for Prohibition on Drilling in the New York City Watershed," Press release, New York City Department of Environmental Protection, December 23, 2009, available at: **http://www.nyc.gov/html/dep/html/press_releases/09-15pr.shtml** (emphasis added.)

[23] Juliet Eilperin, "EPA to Study Natural-Gas Drilling's Effect on Water," *Washington Post*, March 19, 2010, available at: http://www.washingtonpost.com/wp-dyn/content/article/2010/03/18/AR2010031805091.html

[24] Environmental Protection Agency, Notification of a Public Meeting of the Scientific Advisory Board, Federal Register: March 18, 2010 (Volume 75, Number 52), available at: http://edocket.access.gpo.gov/2010/2010-5956.htm

[25] A separate question -is whether the Company's published statements or omissions in its existing disclosures – by which it claims to have substantially implemented the Proposal - materially mislead investors within the meaning of the securities laws. Such a determination turns on several factors, including the importance of the information to investor decision-making. A core additional question is whether there is "a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having

2. Resolved clause (II) and supporting statement:

- "policy options ...to adopt...above and beyond regulatory requirements and ...existing efforts, to reduce or eliminate hazards to air, water, and soil quality from fracturing operations."
- Supporting statement—"policies explored should include..."
  - Efforts to reduce toxicity of fracturing chemicals
  - Recycle waste water
  - Monitor water quality prior to drilling
  - Cement bond logging

When it comes to the specific types of policy options to reduce or eliminate hazards that the Proponent suggests should be explored in such a Company report, the existing Company statement fails entirely on three of the four specific items, and addresses the fourth (waste water recycling) largely with an illustrative anecdote that ignores problems with its giant new gas acquisition, XTO, which was cited by regulators for a waste water management problem in Pennsylvania and which, through June 2010, appears to have done no recycling there.

There is no discussion in the "report" of efforts to reduce the toxicity of fracturing chemicals or to deploy cement bond logging. When it comes to discussion about recycling of wastewater, the Company offers the uninformative statement that it is committed to recycling wastewater when possible, but omits sufficient detail to understand how much recycling is occurring, or to be able to benchmark the company against the performance of others in the sector.

Reducing the toxicity of fracturing chemicals. Proponents specifically mentioned reducing the toxicity of fracturing chemicals, because reducing chemical toxicity reduces the risk of environmental damage from a well blowout, a cementing failure or other flaw in well construction, or a spill from a wastewater storage area. In this regard, the Associated Press reported in November 2010 that the Pennsylvania Department of Environmental Protection was investigating a leak of drilling wastewater at an XTO well site in north-central Pennsylvania that polluted a stream and a spring. The 2,400 gallon leak from a 21,000 gallon tank "containing fluids left over from the hydraulic fracturing process" was discovered by a

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significantly altered the 'total mix' of information made available." *TSC Industries, Inc. v. Northway, Inc.*, 426 U.S. 438, 96 S.Ct. 2126, 48 L.Ed. 2d 757 (1976); *Basic Incorporated v. Levinson*, 485 U.S. 224. 108 S.Ct. 978, 99 L.Ed. 2d. 194 (1988). Therefore, in addition to precluding exclusion of the proposal, it may be appropriate for the SEC to further evaluate whether the Company has a duty to undertake additional disclosures to eliminate the misleading nature of its disclosure, regardless of the Proposal.

state inspector. The Associated Press story reported a wastewater spill of 200 gallons from an XTO well in May 2010, and further noted that XTO had drilled more than 20 Marcellus Shale wells in Pennsylvania since the beginning of 2009 and had been cited for 31 violations in 2010.[26]

In contrast to the request of the resolution on this topic, ExxonMobil's six paragraphs on hydraulic fracturing are **SILENT** on efforts to reduce toxicity of fracturing chemicals.

Recycling waste water. Recycling of waste water from fracturing wells, for reuse in other wells, often makes both economic and environmental sense. Recycling of water reduces the need for using fresh water supplies and can lower costs of transporting both fresh water to well sites and waste water to disposal sites. Range Resources reports it saves $200,000 at each well in Pennsylvania where it recycles wastewater.[27] Similarly, Williams Companies, in its 2009 corporate social responsibility report, notes that it reuses 90-98 percent of the water produced by its wells in the Piceance, Appalachian and San Juan Basins. Williams stated it reused 10,000 barrels of water per day on average in 2009.[28]

By contrast, ExxonMobil, in its corporate citizenship report, devotes two paragraphs beyond its six paragraph discussion of hydraulic fracturing to highlight its recycling and reuse of water in its Piceance operations—an area where it seems there might not be sufficient water supply for the operations in the absence of such recycling. This is consistent with what the company states elsewhere in its citizenship report—that its "Environmental Standard for Water Management" requires projects in regions **with limited fresh water** to conduct an assessment of available resources and to identify mitigation options to reduce freshwater consumption. ***Unfortunately, this approach neglects to address the major concerns regarding water recycling for hydraulic fracturing facilities, such as in the Marcellus Basin, where the issue is not a shortage of water, but rather a shortage of disposal capacity.***

For example, in Pennsylvania, the issue of waste water recycling and reuse is driven **not by the scarcity of fresh water, but by shortages of disposal capacity**. In that area, there is an absence of deep underground injection wells for waste disposal and limited capacity in municipal treatment plants to which waste waters have often been shipped. The Commonwealth of Pennsylvania maintains a data base of waste treatment and recycling for oil and gas operations. For the period from July 2009 to June 2010, ExxonMobil subsidiary XTO reported in 19 well reports that the waste from all its horizontal wells (the type of well for which fracturing is usually done) was sent to municipal sewage treatment plants or to commercial treatment plants. In contrast, within the same region, in 58 well reports,

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[26] http://www.thestreet.com/story/10930779/pa-investigating-spill-at-natural-gas-well-site.html

[27] See question 6 in Range's fracturing questions and answers here: http://www.rangeresources.com/Media-Center/Featured-Stories/Range-Answers-Questions-on-Hydraulic-Fracturing-Pr.aspx

[28] See page 21: http://www.williams.com/corporate_responsibility/docs/CSR_2009.pdf

Chesapeake Appalachia reported recycling and reusing the wastewater from virtually all of its wells reported on during the same period.[29]

ExxonMobil's insufficient discussion of actual implementation of recycling and reuse may be part of a larger failure at the Company regarding its reporting on water use. A whereas clause in the Proponent's resolution cites the CDP Water Disclosure 2010 Global Report, produced on behalf of 137 investors with assets of $16 trillion. CDP Water Disclosure's goal is "to make meaningful, systematic and comparable reporting on water a standard corporate practice globally, enabling investors, companies themselves, governments and other stakeholders to put this data at the heart of their decision making." The report was a multi-sector survey of 302 of the world's 500 largest companies in the FTSE Global Equity Index Series, focusing on sectors that are water intensive or are particularly exposed to water-related risks. The overall corporate response rate was 50%. The Oil and Gas Sector's response rate relative to other sectors was highlighted as relatively poor; **ExxonMobil was one of 36 non-respondents out of the 51 companies asked to respond.** [30] This issue is of growing concern to investors. According to a recent article in Environmental Leader, the number of institutional investors using the Carbon Disclosure Project (CDP) to seek data on companies' water management has risen by over 150 percent. This year 354 investors signed the CDP's request to companies for water information, up from 137 last year. Those 354 investors control $43 trillion in assets.[31]

Monitoring Water Quality Prior to Drilling

Because natural gas and various naturally-occurring water contaminants can lie close to the surface in many regions, conducting pre-drilling water quality monitoring can be especially important in insulating companies from the reputational and litigation risks arising from allegations that drilling operations have contaminated local water supplies.

In Pennsylvania, state law presumes that a driller is responsible for contamination of drinking water wells within 1,000 feet of a well if contamination is identified within six months of the commencement of drilling. Four natural gas companies—Cabot Oil &Gas, Atlas Energy Inc., Chesapeake Energy, and Southwestern Energy face litigation alleging their drinking water was contaminated by the company's drilling operations.[32]

---

[29] See: https://www.paoilandgasreporting.state.pa.us/publicreports/Modules/Waste/WasteHome.aspx

[30] See pages 5 and 36-37 here: https://www.cdproject.net/CDPResults/CDP-2010-Water-Disclosure-Global-Report.pdf

[31] http://www.environmentalleader.com/2011/02/04/number-of-investors-seeking-water-data-doubles/

[32] http://www.bloomberg.com/news/2010-09-15/pennsylvania-families-sue-southwestern-energy-on-alleged-shale-pollution.html, http://www.thestreet.com/story/10630370/3/pa-residents-sue-gas-driller-over-polluted-wells.html;

Contamination incidents can also create a risk of loss of license to operate. In addition to the landowner litigation cited above, Cabot Oil & Gas was fined $240,000 by the Pennsylvania Department of Environmental Protection for its contaminating activities in Dimock Township, Pennsylvania, and was subject to an additional $30,000 monthly penalty and suspension of processing of its drilling permit applications statewide until remedial actions were satisfactorily completed.[33]

The Company's fracturing "report" is **SILENT** on whether the company routinely conducts pre-drilling water quality monitoring.

Cement Bond Logging

Cementing of the steel casings that line a well is a routine part of well construction, but if essential steps are not taken to assure the integrity of cementing jobs, flawed cementing jobs can go undetected, creating the potential for release of gas and wastewater to the surrounding environment. Proponent used the term "cement bond logging" in the resolution's supporting statement as a proxy term for the measures a company takes to assure that the cement that lines a well is functioning as intended and doesn't contain weaknesses that can contribute to contamination incidents above or below ground.

The importance of cement bond logging to well integrity was noted by Halliburton in a press release regarding the assessment of cementing practices by the president's commission examining the Deepwater Horizon well blowout in the Gulf of Mexico. According to Halliburton:[34]

> Halliburton believes that had BP conducted a cement bond log test, or had BP and others properly interpreted a negative-pressure test, these tests would have revealed any problems with Halliburton's cement. A cement bond log test is the only means available to evaluate the integrity of the cement bond. BP, as the well owner and operator, decided not to run a cement bond log test even though the appropriate personnel and equipment were on the rig and available to run that test. BP personnel have publicly testified they intended to conduct the cement bond log test at a later date....

In 2008, an assessment by the Ohio Department of Natural Resources' Division of Mineral Resources Management of the causes of a natural gas explosion in a Bainbridge

http://environmentalcompliancemonitor.com/index.php?option=com_content&view=article&id=7003:pennsylvania-lawsuit-says-drilling-polluted-water&catid=929:news&Itemid=541

[33]http://marcellusdrilling.com/2010/04/pa-dep-takes-aggressive-action-against-cabot-oil-gas-over-dimock-township-methane-contamination/

[34]http://www.halliburton.com/public/news/pubsdata/press_release/2010/corpnws_102810.html

Township house attributed the incident to insufficient cementing in a well that was subsequently fractured.[35] A contractor report for EPA on contamination incidents allegedly caused by hydraulic fracturing reported on gas problems in Dimock Township Pennsylvania that resulted in a notice of violation being issued to Cabot Oil & Gas, following which Cabot implemented a new casing and cementing protocol for new gas wells.[36] The same report noted cementing issues in a well contamination incident in Bradford Township, Pennsylvania.

ExxonMobil's fracturing report states "the hydraulic fracturing process poses no risk to groundwater supplies. Additionally, steel pipe, known as surface casing, is cemented into place for the explicit purpose of protecting groundwater."

However the report is **SILENT** on what additional measures, if any, ExxonMobil takes to assure the integrity of cement jobs, including pressure testing and cement bond logging. By contrast, Williams Companies explicitly states, in its 2009 CSR report, "The casing is then pressure tested and an electrical instrument is inserted to log the well and insure cement placing and quality. In addition to pressure testing and logging, the well is equipped with pressure gauges to monitor the well for mechanical integrity."[37]

In summary, ExxonMobil's putative "report" is SILENT on; reducing fracturing fluid toxicity, pre-drilling water quality monitoring, cement bond logging, and offers an incomplete discussion of wastewater recycling and reuse that omits discussion of XTO's wastewater disposal (rather than recycling and reuse) in the Marcellus Shale of Pennsylvania. As such, the Company can scarcely be said to have "substantially implemented" the Proposal for a report on hydraulic fracturing.

Conclusion

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rule 14a-8(i)(10).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

---

[35] http://s3.amazonaws.com/propublica/assets/natural_gas/ohio_methane_report_080901.pdf

[36] The Cadmus Group, "Hydraulic Fracturing: Preliminary Analysis of Recently Reported Contamination", (Report to US EPA Drinking Water Protection Division, Office of Ground Water and Drinking Water, September 2009)

[37] http://www.williams.com/corporate_responsibility/docs/CSR_2009.pdf

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc:

Park Foundation
James E. Parsons, Exxon Mobil, james.e.parsons@exxonmobil .com.

Attachment A
Text of the Shareholder Proposal

SHAREHOLDER RELATIONS

DEC 14 2010

NO. OF SHARES
COMMENT:
ACTION:

Natural Gas Development - Exxon Mobil

Whereas:

Exxon Mobil is the largest natural gas company in the country.

Onshore "unconventional" natural gas production often requires hydraulic fracturing, which typically injects a mix of millions of gallons of water, thousands of gallons of chemicals, and particles deep underground to create fractures through which gas can flow for collection. According to the American Petroleum Institute, "up to 80 percent of natural gas wells drilled in the next decade will require hydraulic fracturing."

The potential impacts of those fracturing operations stem from activities above and below the earth's surface -- including actions that are necessarily part of the life cycle of fracturing and extraction, such as assuring the integrity of well construction, and moving, storing, and disposing of significant quantities of water and toxic chemicals.

High profile contamination incidents, especially in Pennsylvania, have fueled public controversy. Pennsylvania's Times-Shamrock Newspapers report "many of the largest operators in the Marcellus Shale have been issued violations for spills that reached waterways, leaking pits that harmed drinking water, or failed pipes that drained into farmers' fields, killing shrubs and trees."

Pittsburgh banned natural gas drilling and public officials in Philadelphia and New York City have called for delays or bans on fracturing. The New York State Assembly approved a temporary moratorium on natural gas drilling and Pennsylvania, West Virginia, Colorado, and Wyoming all tightened or are considering tightening regulations and permitting requirements, though state regulations remain uneven. The federal Environmental Protection Agency is studying the potential adverse impact that hydraulic fracturing may have on water quality and public health.

A multi-sectoral assessment for investors, "Water Disclosure 2010 Global Report," noted the existence of reputational risks from water management for the oil and gas sector.

Proponents believe these potential environmental impacts and increasing regulatory scrutiny could pose threats to Exxon Mobil's license to operate and enhance vulnerability to litigation. Proponents believe our company is not providing sufficient information on key business risks associated with hydraulic fracturing operations. Proponents believe Exxon Mobil should protect its long-term financial interests by taking measures beyond the existing, inconsistent regulatory requirements to reduce environmental hazards and associated business risks.

Therefore be it resolved:

Shareholders request that the Board of Directors prepare a report by October 2011, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, summarizing: 1) Known and potential environmental impacts of Exxon Mobil's fracturing operations; and 2) Policy options for our company to adopt, above and beyond regulatory requirements and our company's existing efforts, to reduce or eliminate hazards to air, water, and soil quality from fracturing operations.

Supporting Statement:

Proponents believe policies explored should include, for example, additional efforts to reduce toxicity of fracturing chemicals, recycle waste water, monitor water quality prior to drilling, cement bond logging, and other structural or procedural strategies to reduce environmental hazards and financial risks. "Potential" includes occurrences that are reasonably foreseeable and worst case scenarios. "Impacts of fracturing operations" encompass the life cycle of activities related to fracturing and associated gas extraction.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

January 21, 2011

VIA E-mail

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Natural Gas Report

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between The Park Foundation, together with its representative and a co-filer, and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proposal has been substantially implemented.

A. Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

B. Analysis.

The text of the proposal is as follows:

Therefore be it resolved: Shareholders request that the Board of Directors prepare a report by October 2011, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, summarizing: 1) Known and potential environmental impacts of ExxonMobil's fracturing operations; and 2) Policy options for our company to adopt, above and beyond regulatory requirements and our company's existing efforts, to reduce or eliminate hazards to air, water, and soil quality from fracturing operations.

Each year, ExxonMobil seeks to improve its public disclosure on issues of relevance to our shareholders. This includes inviting a panel of external experts to review our annual Corporate Citizenship Report -- our primary report on environmental and similar issues -- and provide feedback. As noted our website,[1] last year's assessment panel recommendations included a recommendation for expanded content on hydraulic fracturing.

[1] http://www.exxonmobil.com/Corporate/community_ccr_panelfeedback.aspx

In response to this and other considerations, our most recent Corporate Citizenship Report includes a special report on hydraulic fracturing.[2] This new report identifies the principal known and potential environmental impacts of ExxonMobil's fracturing operations, which include:

- Groundwater protection;
- Transparency regarding the composition of fracturing fluids; and
- Water use and disposal.

The report also summarizes the policy options we have adopted, above and beyond regulatory requirements, to reduce or eliminate potential adverse impacts, which include:

- Assuring that oil and gas resources are separated from groundwater by impermeable rock and using appropriately cemented surface casing;
- Supporting the disclosure of ingredients used in hydraulic fracturing fluid, including disclosure on a site-specific basis, and working with industry associations to develop a comprehensive policy; and
- Committing to reduce water use and to recycle water where possible, consistent with our broader approach to water management.[3]

We believe this information constitutes a report that effectively meets the requirements of the proposal. We believe the level of detail provided is appropriate, taking into account that hydraulic fracturing is but one of many operational practices within our global business for which potential risks must be carefully managed. We also intend to continue to improve and refine our disclosure on this subject in future reports.

When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals where the company had already addressed the items requested in the proposal. *See, e.g., Alcoa Inc.* (avail. Feb. 2, 2009) (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report); *Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *Allegheny Energy, Inc. (Premoshis)* (avail. Feb. 20, 2008); *Honeywell International, Inc.* (avail. Jan. 24, 2008). Moreover, in an analogous situation, the Staff has permitted exclusion of a proposal on substantially implemented grounds where a company informed the Staff in its no-action request that the information requested in a shareholder proposal would be included in an upcoming proxy statement. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 28, 2007) (concurring in the exclusion of a proposal under Rule 14a-8(i)(10) as substantially implemented where the proponent requested a report on the company's relationships with its compensation consultants and the company agreed to provide such disclosure in the upcoming proxy statement);

---

[2] http://www.exxonmobil.com/Corporate/energy_env_sustain.aspx

[3] We apply the same overall approach to water management in fracturing as in other aspects of our operations, as described in the additional information linked from the fracturing report: http://www.exxonmobil.com/Corporate/Imports/ccr2009/community_ccr_water.aspx

Honeywell International, Inc. (Service Employees International Union) (avail. Feb. 21, 2007). Accordingly, the proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and enclosures are being submitted to the staff by email. A copy of this letter and the enclosures is being sent to the proponent's representative and the co-filer by overnight delivery service.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/jep
Enclosures

cc-w/enc:

As You Sow, on behalf of The Park Foundation (proponent)
Unitarian Universalist Service Committee (co-filer)

EXHIBIT 1

SHAREHOLDER RELATIONS

DEC 14 2010

NO. OF SHARES
COMMENT:
ACTION:

As You Sow

Planting Seeds for Social Change

Fax Cover Sheet

Date 12/14/2010

To/Fax David Rosenthal, Secretary
Exxon Mobil Corporation
FAX #: 972-444-1505

From As You Sow

Re Natural Gas Development Shareholder Resolution

Total pages being transmitted, including cover page 5

Remarks Enclosed please find: filing letter, shareholder resolution, authorization & proof of ownership. Please confirm receipt of these materials via phone at 415-692-0712

For problems receiving the transmission of this fax, please call 415.391.3212

AS YOU SOW
311 California Street, Suite 510, San Francisco, CA 94104 www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

SHAREHOLDER RELATIONS

DEC 14 2010

NO. OF SHARES__________
COMMENT:__________
ACTION:__________

December 13, 2010

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal,

As You Sow is a non-profit organization whose mission is to promote corporate responsibility. We are hereby authorized to notify you of our intention to co-file the enclosed shareholder resolution with Exxon Mobil Corporation on behalf of the Park Foundation.

As You Sow submits this shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). The Park Foundation holds more than $2,000 of Exxon Mobil Corporation stock, acquired more than one year prior to the filing date and held continuously for that time. The Park Foundation will remain invested in this position continuously through the date of the 2011 annual meeting. Proof of ownership is being sent separately.

Please forward any correspondence relating to this matter to As You Sow and not to the Park Foundation. Similarly, As You Sow (as the representative of the Park Foundation) will be the lead filer and primary contact for other co-filers of this resolution.

As you may recall, we spoke with the company several months ago on this issue and would be glad to resume that dialogue if you feel that our concerns have been addressed since then. However, because of the impending deadline for resolutions and our need to protect our rights as shareholders, we are filing the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders meeting. We will be glad to consider withdrawing the resolution once we have a more substantive dialogue with the company on these important financial, health, and environmental issues.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Michael Passoff
Senior Program Director
Corporate Social Responsibility Program
As You Sow

Cc:
Alesha Cummings, Unitarian Universalist Service Committee
Richard Liroff, Investor Environmental Health Network
Nora Nash, Sisters of St. Francis of Philadelphia
Julie Wakoty, Interfaith Center on Corporate Responsibility

Enclosure

Natural Gas Development - Exxon Mobil

Whereas:

Exxon Mobil is the largest natural gas company in the country.

Onshore "unconventional" natural gas production often requires hydraulic fracturing, which typically injects a mix of millions of gallons of water, thousands of gallons of chemicals, and particles deep underground to create fractures through which gas can flow for collection. According to the American Petroleum Institute, "up to 80 percent of natural gas wells drilled in the next decade will require hydraulic fracturing."

The potential impacts of those fracturing operations stem from activities above and below the earth's surface -- including actions that are necessarily part of the life cycle of fracturing and extraction, such as assuring the integrity of well construction, and moving, storing, and disposing of significant quantities of water and toxic chemicals.

High profile contamination incidents, especially in Pennsylvania, have fueled public controversy. Pennsylvania's Times-Shamrock Newspapers report "many of the largest operators in the Marcellus Shale have been issued violations for spills that reached waterways, leaking pits that harmed drinking water, or failed pipes that drained into farmers' fields, killing shrubs and trees."

Pittsburgh banned natural gas drilling and public officials in Philadelphia and New York City have called for delays or bans on fracturing. The New York State Assembly approved a temporary moratorium on natural gas drilling and Pennsylvania, West Virginia, Colorado, and Wyoming all tightened or are considering tightening regulations and permitting requirements, though state regulations remain uneven. The federal Environmental Protection Agency is studying the potential adverse impact that hydraulic fracturing may have on water quality and public health.

A multi-sectoral assessment for investors, "Water Disclosure 2010 Global Report," noted the existence of reputational risks from water management for the oil and gas sector.

Proponents believe these potential environmental impacts and increasing regulatory scrutiny could pose threats to Exxon Mobil's license to operate and enhance vulnerability to litigation. Proponents believe our company is not providing sufficient information on key business risks associated with hydraulic fracturing operations. Proponents believe Exxon Mobil should protect its long-term financial interests by taking measures beyond the existing, inconsistent regulatory requirements to reduce environmental hazards and associated business risks.

Therefore be it resolved:

Shareholders request that the Board of Directors prepare a report by October 2011, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, summarizing: 1) Known and potential environmental impacts of Exxon Mobil's fracturing operations; and 2) Policy options for our company to adopt, above and beyond regulatory requirements and our company's existing efforts, to reduce or eliminate hazards to air, water, and soil quality from fracturing operations.

Supporting Statement:

Proponents believe policies explored should include, for example, additional efforts to reduce toxicity of fracturing chemicals, recycle waste water, monitor water quality prior to drilling, cement bond logging, and other structural or procedural strategies to reduce environmental hazards and financial risks. "Potential" includes occurrences that are reasonably foreseeable and worst case scenarios. "Impacts of fracturing operations" encompass the life cycle of activities related to fracturing and associated gas extraction.

PARK FOUNDATION

December 14, 2010

Michael Passoff
Senior Program Director
Corporate Social Responsibility Program
As You Sow
311 California St., Suite 510
San Francisco, CA. 94104

Dear Mr. Passoff,

The Park Foundation hereby authorizes As You Sow to file a shareholder resolution on our behalf at Exxon Mobil Corporation and that it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The resolution requests that the Board of Directors prepare a report by October, 2011, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, summarizing: 1) the environmental impact of fracturing operations of Exxon Mobil Corporation; and 2) potential policies for Exxon Mobil Corporation to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing operations.

The Park Foundation is the owner of more then $2,000 worth of stock that has been held continuously for over a year. The Park Foundation intends to hold the stock through the date of the company's annual meeting in 2011.

The Park Foundation gives As You Sow the authority to deal on our behalf with any and all aspects of the shareholder resolution. The Park Foundation understands that our name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Jon Jensen
Executive Director

Park Foundation Inc. P.O. Box 550 Ithaca, New York 14851
Tel: 607/272-9124 Fax: 607/272-6057

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630 6000

Northern Trust

SHAREHOLDER RELATIONS

DEC 14 2010

NO. OF SHARES
COMMENT:
ACTION:

December 14, 2010

To Whom it May Concern,

This letter is to confirm that the Park Foundation is the beneficial owner of at least $2000 worth of Exxon Mobil Corp. stock. These shares have been held continuously for at least one year prior to the filing deadline of 12/14/10. The Park Foundation has informed us that it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2011.

Sincerely,

Frank Fauser
Vice President

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Robert A. Luettgen
Manager - Office of the Secretary

ExxonMobil

December 16, 2010

VIA UPS – OVERNIGHT DELIVERY

Mr. Michael Passoff
Senior Program Director
Corporate Social Responsibility Program
As You Sow
311 California St., Suite 510
San Francisco, CA 94104

Dear Mr. Passoff:

This will acknowledge receipt of the proposal concerning a natural gas production report, which you have submitted on behalf of The Park Foundation (the "Proponent") in connection with ExxonMobil's 2011 annual meeting of shareholders. The proof of ownership sent by Northern Trust was insufficient. The ownership is dated December 14, but the proposal was submitted on December 13.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 13, 2010), the Proponent continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

Mr. Michael Passoff
Page two

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1199.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

Enclosure

§ 240.14a-8 Shareholder proposals.

top

Link to an amendment published at 75 FR 56782, Sept. 16, 2010.

Link to a delay published at 75 FR 64641, Oct. 20, 2010.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

December 13, 2010

To Whom it May Concern,

This letter is to confirm that the Park Foundation is the beneficial owner of at least $2000 worth of Exxon Mobil Corp. stock. These shares have been held continuously for at least one year prior to the filing deadline of 12/14/10. The Park Foundation has informed us that it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2011.

Sincerely,

Frank Fauser
Vice President

UUSC
689 Massachusetts Avenue
Cambridge, MA 02139
Phone: 617-868-6600
Fax: 617-868-7102

SHAREHOLDER RELATIONS
DEC 14 2010
NO. OF SHARES
COMMENT:
ACTION:

Fax

To: MR. DAVID ROSENTHAL From: A. Cummings c/o UUSC

Fax: 972 444 1505 Pages:

Phone: 972 444 1157 Date: 12/14/10

Re: NATURAL GAS RESOLUTION CC:

☐ Urgent ☑ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

SHAREHOLDER RELATIONS

DEC 14 2010

NO. OF SHARES
COMMENT:
ACTION:

Natural Gas Development - Exxon Mobil

Whereas:

Exxon Mobil is the largest natural gas company in the country.

Onshore "unconventional" natural gas production often requires hydraulic fracturing, which typically injects a mix of millions of gallons of water, thousands of gallons of chemicals, and particles deep underground to create fractures through which gas can flow for collection. According to the American Petroleum Institute, "up to 80 percent of natural gas wells drilled in the next decade will require hydraulic fracturing."

The potential impacts of those fracturing operations stem from activities above and below the earth's surface -- including actions that are necessarily part of the life cycle of fracturing and extraction, such as assuring the integrity of well construction, and moving, storing, and disposing of significant quantities of water and toxic chemicals.

High profile contamination incidents, especially in Pennsylvania, have fueled public controversy. Pennsylvania's Times-Shamrock Newspapers report "many of the largest operators in the Marcellus Shale have been issued violations for spills that reached waterways, leaking pits that harmed drinking water, or failed pipes that drained into farmers' fields, killing shrubs and trees."

Pittsburgh banned natural gas drilling and public officials in Philadelphia and New York City have called for delays or bans on fracturing. The New York State Assembly approved a temporary moratorium on natural gas drilling and Pennsylvania, West Virginia, Colorado, and Wyoming all tightened or are considering tightening regulations and permitting requirements, though state regulations remain uneven. The federal Environmental Protection Agency is studying the potential adverse impact that hydraulic fracturing may have on water quality and public health.

A multi-sectoral assessment for investors, "Water Disclosure 2010 Global Report," noted the existence of reputational risks from water management for the oil and gas sector.

Proponents believe these potential environmental impacts and increasing regulatory scrutiny could pose threats to Exxon Mobil's license to operate and enhance vulnerability to litigation. Proponents believe our company is not providing sufficient information on key business risks associated with hydraulic fracturing operations. Proponents believe Exxon Mobil should protect its long-term financial interests by taking measures beyond the existing, inconsistent regulatory requirements to reduce environmental hazards and associated business risks.

Therefore be it resolved:

Shareholders request that the Board of Directors prepare a report by October 2011, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, summarizing: 1) Known and potential environmental impacts of Exxon Mobil's fracturing operations; and 2) Policy options for our company to adopt, above and beyond regulatory requirements and our company's existing efforts, to reduce or eliminate hazards to air, water, and soil quality from fracturing operations.

Supporting Statement:

Proponents believe policies explored should include, for example, additional efforts to reduce toxicity of fracturing chemicals, recycle waste water, monitor water quality prior to drilling, cement bond logging, and other structural or procedural strategies to reduce environmental hazards and financial risks. "Potential" includes occurrences that are reasonably foreseeable and worst case scenarios. "Impacts of fracturing operations" encompass the life cycle of activities related to fracturing and associated gas extraction.

UUSC

SHAREHOLDER RELATIONS

DEC 14 2010

NO. OF SHARES
COMMENT:
ACTION:

December 14, 2010

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal,

For over 70 years, UUSC has advanced human rights and social justice in the United States and internationally. In order to pursue these goals, we partner with a number of grassroots organizations around the world. Representatives of these partners tell us of the great need for global corporations to adopt and implement company-wide policies and practices which protect human rights and the just treatment of stakeholders. We are hereby authorized to notify you of our intention to co-file with As You Sow the enclosed shareholder resolution with Exxon Mobil Corporation.

UUSC submits this shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). UUSC holds more than $2,000 of Exxon Mobil Corporation stock, acquired more than one year prior to the filing date and held continuously for that time. UUSC will remain invested in this position continuously through the date of the 2011 annual meeting. We will provide certification of our ownership if requested by you. Please forward any correspondence relating to this matter to us with a copy to As You Sow. As You Sow (as the representative of the Park Foundation) will be the lead filer and primary contact for other co-filers of this resolution and UUSC gives them authority to negotiate any agreement on our behalf.

As You Sow spoke with the company several months ago on this issue and would be glad to resume that dialogue. However, because of the impending deadline for resolutions and our need to protect our rights as shareholders, we are filing the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders meeting. We will be glad to consider withdrawing the resolution once we have a more substantive dialogue with the company on these important financial, health, and environmental issues.

UNITARIAN UNIVERSALIST SERVICE COMMITTEE
689 Massachusetts Avenue • Cambridge, MA 02139-3302 • 617-868-6600 • fax: 617-868-7102
www.uusc.org

UUSC

Sincerely,

Constance F. Kane

Constance Kane
Vice President and Chief Operating Officer
Unitarian Universalist Service Committee

Cc:
Michael Passoff, As You Sow
Richard Liroff, Investor Environmental Health Network
Nora Nash, Sisters of St. Francis of Philadelphia
Julie Wakoty, Interfaith Center on Corporate Responsibility

Enclosure

UNITARIAN UNIVERSALIST SERVICE COMMITTEE
689 Massachusetts Avenue • Cambridge, MA 02139-3302 • 617-868-6600 • fax: 617-868-7102
www.uusc.org

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2010

VIA UPS – OVERNIGHT DELIVERY

Ms. Constance Kane
Vice President and Chief Operating Officer
Unitarian Universalist Service Committee
689 Massachusetts Avenue
Cambridge, MA 02139-3302

Dear Ms. Kane:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Unitarian Universalist Service Committee (the "co-filer") the proposal previously submitted by The Park Foundation concerning a report on natural gas production in connection with ExxonMobil's 2011 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 14, 2010), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated The Park Foundation as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosures

c: Mr. Michael Passoff

§ 240.14a-8 Shareholder proposals.

top

Link to an amendment published at 75 FR 56782, Sept. 16, 2010.

Link to a delay published at 75 FR 64641, Oct. 20, 2010.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008] perm OK

SHAREHOLDER RELATIONS

DEC 20 2010

NO. OF SHARES:
COMMENT:
ACTION:

Boston Trust & Investment
Management Company

December 14, 2010

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Unitarian Universalist Service Committee (UUSC)** through its Walden Asset Management division.

We are writing to verify that **Unitarian Universalist Service Committee** currently owns **76** shares of **Exxon Mobil Corp.** (Cusip **#30231G102**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Unitarian Universalist Service Committee** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corp.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Regina Morgan at 617-726-7259 or rmorgan@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

One Beacon Street Boston, Massachusetts 02108 617.726.7250 Fax: 617.227.2690